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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*



PRICE COMMUNICATIONS CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

7414377305
(CUSIP Number)

Steven A. Cohen, S.A.C. Capital Management, L.P.
520 Madison Avenue, 7th Floor, New York, New York 10022
(212) 826-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box /  /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13D


CUSIP No.   7414377305      Page 2 of  5 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      S.A.C. CAPITAL MANAGEMENT, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /  /
      (b) /  /

3     SEC USE ONLY

4     SOURCE OF FUNDS*:
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(E)  /  /

6     CITIZENSHIP OR PLACE OF ORGANIZATION:
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7     SOLE VOTING POWER

      862,300

8     SHARED VOTING POWER

      None

9     SOLE DISPOSITIVE POWER

      862,300

10    SHARED DISPOSITIVE POWER

      None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      862,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* /  /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      8.7%

14    TYPE OF REPORTING PERSON*:

      PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13D, dated November 4, 1994, and the Amendment to the
Schedule 13D, dated December 6, 1994, filed by S.A.C. Capital Management, L.P. ("SAC") with respect to the common stock, $0.01 par value per share (the "Common Stock") of Price Communications Corporation, a New York corporation (the "Company"), are hereby amended as set forth below.

Item 1.  Security and Issuer

No amendment.

Item 2.  Identity and Background

No amendment.

Item 3.  Source and Amount of Funds or other Consideration

The aggregate amount of funds (including commissions) required by the Reporting Person to purchase the 862,300 shares of Common Stock owned directly by it was $4,957,943.77. All funds used by the Reporting Person to purchase shares of the Common Stock were derived from the Reporting Person's working capital. Such funds may include margin debt incurred from time to time in the ordinary course of business pursuant to a customary margin agreement with Spear, Leeds & Kellogg.

Item 4.  Purpose of Transaction

The Reporting Person has entered into a Purchase Agreement with Robert Price, President, Chief Executive Officer and Treasurer of the Company (the "Purchase Agreement"). Pursuant to the Purchase Agreement, Mr. Price has agreed that he or his designee will purchase from the Reporting Person all of the 862,300 shares of Common Stock for an aggregate purchase price of $6,575,037.50 ($7.625 per share). Of the purchase price $200,000 was paid by Mr. Price simultaneously with the execution and delivery of the Purchase Agreement. The remaining balance of the purchase price shall be paid at closing, which is scheduled to take place no later than February 1, 1995. A copy of the Purchase Agreement is attached hereto as Exhibit A.

Items 5.  Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of shares of Common
Stock to which this Schedule 13D relates is 862,300 shares representing 8.7% of the 9,964,792 shares of Common Stock reported as outstanding as of September 30, 1994 in the Company's most recently available Form 10-Q.

(c) Except as set forth in Annex I hereto, no transactions in shares of the Common Stock were effected since the most recent filing on Schedule 13D on December 6, 1994.

(d)   No amendment.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 12, 1995, the Reporting Person and Robert Price entered into the Purchase Agreement described above under Item 4. The Purchase Agreement also provides that for a period of five years after the date of the Purchase Agreement, neither the Reporting Person nor certain of its affiliates will acquire beneficial ownership of any capital stock or securities of the Company, offer to enter into any acquisition or other business combination transaction relating to the Company, participate in or encourage the formation of any "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) which owns or seeks or offers to acquire beneficial ownership of voting securities of the Company or participate in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or take certain other enumerated actions with respect to the Company.

Item 7.  Material to be filed as Exhibits

None.



Signature
___________

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 12, 1995

S.A.C. Capital Management, L.P.

By:   Lawson Capital Management, Inc.
      as General Partner

By:   /s/ Steven A. Cohen
      _________________________________
      Steven A. Cohen, President


ANNEX I

Transactions by Reporting Person in Common Stock of
Price Communications Corporation since December 6, 1994


                        No. of Shares             Average Price
Trade Date              Bought/(Sold)(1)          per Share(2)


12/07/94                3,600                     $6.250
12/09/94                6,400                     $6.250
12/13/94                5,000                     $6.125
12/15/94                20,000                    $6.375
12/21/94                10,000                    $6.375
12/30/94                1,500                     $6.375
12/30/94                25,000                    $6.375



(1) Unless otherwise indicated, all transactions were effected on the American Stock Exchange.

(2)  Prices exclude commission.